CARTER LEDYARD & MILBURN LLP
Counselors at Law
701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
Steven J. Glusband	2 Wall Street	(202) 898-1515
Partner	New York, NY 10005-2072	o
o	o	570 Lexington Avenue
Direct Dial: 212-238-8605	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: glusband@clm.com	Fax (212) 732-3232	(212) 371-2720

December 1, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Magal Security Systems Ltd. Form 20-F for the Year Ended December 31, 2009 Filed May 3, 2010 File No. 000-21388

Dear Mr. Spirgel:

In furtherance of my telephone call with Ms. Kathleen Krebs, Special Counsel, on November 30, 2010, please be advised that our client, Magal Security Systems Ltd. (the “Company”), will require additional time to respond to the Staff’s comments contained in a letter addressed to Mr. Eitan Livneh, Chief Executive Officer of the Company, dated November 18, 2010.  As a result of the late receipt of the comment letter by the Company and our unavailability to assist the Company with its response to the comments due the Thanksgiving holiday, the Company will not be able to timely respond to the comments. The Company expects that it will be able to respond to the comments on or before December 15, 2010.

Thank you again for your cooperation.

Very truly yours,

/s/Steven J. Glusband
                                                                                                Steven J. Glusband

SJG:sr